UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 12)*

                         L.A. GEAR, INC.
              -------------------------------------
                        (Name of Issuer)

                          Common Stock
              -------------------------------------
                 (Title of Class of Securities)

                           501708-10-1
                 -------------------------------
                         (CUSIP Number)

                       Robert G. Moskowitz
                 Trefoil Capital Investors, L.P.
                       4444 Lakeside Drive
                    Burbank, California 91505
                         (818) 845-4444)
              -------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                       September 13, 1996
              -------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                          SCHEDULE 13D

CUSIP No. 501708-10-1                          Page 2 of 14 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Trefoil Capital Investors, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
                         OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


NUMBER OF        7  SOLE VOTING POWER

 SHARES 1,139,963 shares of Series B Preferred Stock 1,000,000 shares of Common Stock
BENEFICIALLY

OWNED BY EACH    8  SHARED VOTING POWER
                            0
REPORTING
                 9  SOLE DISPOSITIVE POWER
PERSON WITH           1,139,963 shares of Series B Preferred Stock
                      1,000,000 shares of Common Stock

                10 SHARED DISPOSITIVE POWER
                            0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,139,963 shares of Series B Preferred Stock
         1,000,000 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*
                     see Item 5

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        44.9%

14 TYPE OF REPORTING PERSON*
     PN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Statement relates to a Statement of Beneficial Ownership on
Schedule 13D filed on June 6, 1991 (as amended up to, but not including, this Amendment No. 12, the "Schedule 13D") by Trefoil Capital Investors, L.P., a Delaware limited partnership ("Trefoil"), with regard to beneficial ownership of the common stock, no par value (the "Common Stock") of L.A. Gear, Inc., a California corporation (the "Company") and constitutes Amendment No. 12 to the Schedule 13D ("Amendment No. 12"). Capitalized terms used herein not otherwise defined shall have the meaning assigned to such terms in the Schedule 13D.

Item 1.  Securities and Issuer.
         ---------------------

     Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

     This Statement relates to the common stock, no par value (the "Common Stock"), of L.A. Gear, Inc., a California corporation (the "Company"), and the shares of Common Stock (the "Shares") issuable upon conversion of the Series B Preferred Stock, no par value, of the Company (the "Series B Preferred Stock"). The Company's principal executive offices are located at 2850 Ocean Park Boulevard, Santa Monica, California 90405.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

     Pursuant to the terms of the Series B Preferred Stock, the Company elected to pay quarterly dividends on the Series B Preferred Stock for the quarters ended May 31, 1996 and August 31, 1996 in 11,080 additional shares of Series B Preferred Stock and 20,981 additional shares of Series B Preferred Stock, respectively, in lieu of cash dividends. As a result, Trefoil may be deemed to have acquired beneficial ownership pursuant to Rule 13d-3(d) under the Exchange Act of an additional 474, 977 shares of Common Stock (the "Dividend Common Shares") issuable upon conversion of the 32,061 additional shares of Series B Preferred Stock received as dividends on the Series B Preferred Stock for such periods.

     On June 11, 1996, Stanley P. Gold (Chairman of the Board, Chief Executive Officer and a director of the Company, President and a Managing Director of TII, and a director, officer and stockholder of Shamrock Capital Advisors, Inc. ("SCA")) and Robert G. Moskowitz (a director of the Company, a Managing Director of TII, and an officer and stockholder of SCA), each received a grant of 20,000 options to purchase shares of Common Stock, under the Company's 1992 Stock Option Plan, in connection with their service as directors of the Company, in lieu of directors' fees.

                   Exhibit index appears on Page 9



Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     Item 5(a) of the Schedule 13D is hereby amended to delete: all of Item 5(a) as set forth in Amendment No. 1, filed on July 26, 1991, to the Schedule 13D; the first and second paragraphs of Item 5(a) set forth in Amendment No. 5, filed on August 18, 1992, to the Schedule 13D; the first and second paragraphs of Item 5(a) set forth in Amendment No. 9, filed on May 2, 1994, to the Schedule 13D; and the first sentence of the first paragraph and the second full paragraph of Item 5(a) set forth in Amendment No. 11, filed on April 15, 1996, to the Schedule 13D.

     Item 5(a) of the Schedule 13D is hereby amended and supplemented to include the following:

     (a)  For purposes of Rule 13d-3 promulgated under the Exchange
Act, Trefoil may be deemed the beneficial owner of an aggregate of 17,888,552 shares of Common Stock, constituting approximately 44.9%(fn1) of the issued and outstanding shares of Common Stock.

(fn1) In accordance with Rule 13d-3(d) under the Exchange Act, based on an aggregate of 39,824,985 shares of Common Stock outstanding, consisting of 22,936,433 shares of Common Stock outstanding as reported on the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1996 (the "May 31, 1996 Form 10-Q"), and giving effect to the conversion of all of the outstanding shares of Series B Preferred Stock at a conversion ratio of 14.815 shares of Common Stock for each share of Series B Preferred Stock.


     For purposes of Rule 13d-3 under the Exchange Act, Mr. Gold has advised Trefoil that he is the beneficial owner of an aggregate of 910,000 shares of Common Stock (including 750,000 shares of Common Stock which Mr. Gold has the right to acquire within 60 days after the date of this Amendment No. 12 pursuant to the Company's 1993 Stock Incentive Plan, 20,000 shares of Common Stock which Mr. Gold has the right to acquire within 60 days after the date of this Amendment No. 12 pursuant to the Company's 1986 Stock Option Plan, and 20,000 shares of Common Stock which Mr. Gold has the right to acquire within 60 days after the date of this Amendment No. 12 pursuant to the Company's 1992 Stock Option Plan for Eligible Nonemployee Directors), constituting approximately 3.82%(fn2) of the issued and outstanding Common Stock.

(fn2) In accordance with Rule 13d-3(d) under the Exchange Act, based on an aggregate of 39,824,985 shares of Common Stock outstanding, consisting of 22,936,433 shares of Common Stock outstanding as reported on the May 31, 1996 Form 10-Q and giving effect to the exercise of all stock options held by Mr. Gold which are exercisable within 60 days after the date of filing of this Amendment No. 12.


     For purposes of Rule 13d-3 under the Exchange Act, Mr. Moskowitz has advised Trefoil that he is the beneficial owner of an aggregate of 40,000 shares of Common Stock (including 20,000 shares of Common Stock which Mr. Moskowitz has the right to acquire within 60 days after the date of this Amendment No. 12 pursuant to the Company's 1986 Stock Option Plan, and 20,000 shares of Common Stock which Mr. Moskowitz has the right to acquire within 60 days after the date of this Amendment No. 12 pursuant to the Company's 1992 Stock Option Plan for Eligible Nonemployee Directors), constituting approximately 0.17%(fn3) of the issued and outstanding Common Stock.


(fn3) In accordance with Rule 13d-3(d) under the Exchange Act, based on an aggregate of 39,824,985 shares of Common Stock outstanding, consisting of 22,936,433 shares of Common Stock outstanding as reported on the May 31, 1996 Form 10-Q and giving effect to the exercise of all stock options held by Mr. Moskowitz which are exercisable within 60 days after the date of filing of this Amendment No. 12.

     Pursuant to Rule 13d-4 promulgated under the Exchange Act, Trefoil disclaims beneficial ownership in any shares of Common Stock beneficially owned by Messrs. Gold or Moskowitz. Trefoil believes that it is not a member of, and disaffirms the existence of, any "group" (within the meaning of Rule 13d-5 under the Exchange Act) with Mr. Gold, Mr. Moskowitz, or any other person (other than TII) with respect to securities of the Company.


     Item 5(b) of the Schedule 13D is hereby amended to read in its entirety as follows:

     (b) As of the date of this Amendment No. 12, Trefoil has the sole power to vote, and the sole power to dispose of: (i) all of the shares of Series B Preferred Stock, and (ii) 1,000,000 shares of
Common Stock.

     As of the date of this Amendment No. 12, Mr. Gold has the sole power to vote, and the sole power to dispose of: all of the shares of Common Stock, options to purchase Common Stock, and shares of Common Stock for which such options are exercisable, held by him.

     As of the date of this Amendment No. 12, Mr. Moskowitz has the sole power to vote, and the sole power to dispose of: all of the options to purchase Common Stock, and shares of Common Stock for which such options are exercisable, held by him.


     Item 5(c) of the Schedule 13D is hereby amended and supplemented to include the following:

     (c) As described in Item 3 above, Trefoil acquired from the Company, as dividends on the shares of Series B Preferred Stock owned by it, 11,080 additional shares of Series B Preferred Stock approved for issuance on May 31, 1996 and 20,981 additional shares of Series B Preferred Stock approved for issuance on August 30, 1996 and received by Trefoil on September 13, 1996, in lieu of cash dividends.

     As described in Item 3 above, on June 11, 1996, Messrs. Gold and Moskowitz each received a grant of 20,000 options to purchase shares of Common Stock, under the Company's 1992 Stock Option Plan, in connection with their service as directors of the Company, in lieu of directors' fees.

     Except as set forth above in this Item 5(c), neither Trefoil nor TII, for, to the best knowledge of Trefoil, any of the executive officers of TII, has effected any transaction in shares of Common
Stock or shares of Series B Preferred Stock during the 60 days preceding the date of this Amendment No. 12.


     Item 5(d) of the Schedule 13D is hereby amended and supplemented to include the following:

     (d) Pursuant to an agreement between SCA and Trefoil, an amount equal to 50% of the profit realized by Messrs. Gold and Moskowitz in connection with, or upon disposition of, the Common Stock acquired upon exercise of the options referred to in Item 5(c) hereof is required to be paid by SCA to Trefoil.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.
         ------------------------------------------------------

     Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

     The term of the Services Agreement between the Company and SCA, as extended, has expired.

     The Company and SCA have entered into a financial advisory agreement dated as of June 1, 1996 (the "Advisory Agreement"). The term of the Advisory Agreement extends until May 31, 1997, unless earlier terminated, and provides that SCA shall render financial advisory services to the Company, on a non-exclusive basis, in connection with possible acquisition opportunities, which may include, among other things, transactions in which the Company issues its securities for the purpose of acquiring a controlling interest in another company or business.

     If the Company shall consummate an acquisition transaction covered by the terms of the Advisory Agreement (a "Transaction") the Company is required to pay to SCA a transaction fee equal to between 1/2% and 1 1/2% of the consideration for the common stock acquired (including any in-the-money options, convertible debt, convertible preferred stock or warrants) (or, in the case of a purchase of assets, the consideration paid for such assets), plus the value of any debt, capitalized lease obligations and preferred stock redemption obligations of the target company assumed by the Company, depending on the amount of consideration and the participation, if any, of another financial advisor to the Company. The Company has agreed to indemnify SCA for liabilities incurred in connection with its services under the Advisory Agreement.

     The foregoing description is qualified in its entirety by reference to the Advisory Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     Exhibit 1 - Financial Advisory Agreement, dated as of June 1, 1996, between L.A. Gear, Inc. and Shamrock Capital Advisors, Inc.


                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 16, 1996

                                   TREFOIL CAPITAL INVESTORS L.P.
                                   By:  TREFOIL INVESTORS, INC.,
                                        its General Partner


                                   By:   /s/ Robert G. Moskowitz
                                        ------------------------
                                        Robert G. Moskowitz
                                        Managing Director


                          Exhibit Index

             Document                                                 Page
             --------                                                 ----

Exhibit 1  - Financial Advisory Agreement, dated as of June 1, 1996,    10
             between L.A. Gear, Inc. and Shamrock Capital Advisors,
             Inc.

                                                            Exhibit 1

                 SHAMROCK CAPITAL ADVISORS, INC.
                       4444 Lakeside Drive
                       Burbank, CA  91505

                                             Dated as of June 1, 1996

L.A. Gear, Inc.
2850 Ocean Park Boulevard
Santa Monica, CA  90405

Gentlemen and Ladies:

         This letter will confirm that L.A. Gear, Inc. (the "Company") has engaged Shamrock Capital Advisors, Inc. ("SCA"), on a non-exclusive basis, to render financial advisory services to the Company. SCA's engagement hereunder shall extend from June 1, 1996 through May 31, 1997, unless earlier terminated in accordance with the terms of this letter agreement. This letter agreement confirms the terms of our engagement.

         On the terms and subject to the conditions hereof, SCA will assist the Company with respect to the identification, negotiation and/or structuring of acquisition opportunities. The services to be provided by SCA hereunder shall include, without limitation, identifying appropriate candidates to be acquired by the Company, contacting such candidates and arranging for introductions to the Company, performing financial analyses with respect to such candidate's business and prospects, furnishing advice on pricing and structural matters, and assisting (where requested) in the negotiation of, and furnishing assistance in raising capital to complete, proposed acquisitions.

         If the Company shall desire SCA to perform services other than or in addition to the services contemplated under this letter agreement, the Company and SCA agree to negotiate in good faith with respect to the furnishing of such services by SCA and appropriate compensation therefor.

         A fee in the amount and on the terms set forth below (a "Transaction Fee") shall be payable by the Company to SCA if the Company shall consummate any transaction during the term of this letter agreement in which it or a subsidiary of it shall acquire a controlling interest in any company or business, through the purchase or exchange of capital stock or assets or any combination thereof, merger, tender offer or otherwise (a "Transaction"). Upon the consummation of any Transaction with respect to which SCA acts as the sole financial advisor to the Company, SCA shall, upon such consummation, be entitled to receive a Transaction Fee equal to 1 1/2% of the Aggregate Value (as hereinafter defined) of such Transaction up to $50 million, plus 1% of the Aggregate Value of such Transaction in excess of $50 million. Upon the consummation of any Transaction with respect to which the Company retains a financial or investment advisor or valuation firm other than or in addition to SCA, SCA shall, upon such consummation, be entitled to receive a Transaction
Fee equal to 1% of the Aggregate Value of such Transaction up to $50 million, plus 1/2% of the Aggregate Value of such Transaction in excess of $50 million. For purposes hereof, "Aggregate Value" of a Transaction shall mean the value of the consideration paid per share of common stock acquired times the total number of shares of common stock (including the number of shares which would be outstanding upon the exercise of any in-the-money options, convertible debt, convertible preferred stock or warrants) of the acquired company (or, in the case of a purchase of assets, the consideration paid for such assets), plus the value of any debt, capitalized lease obligations and preferred stock redemption obligations of the target company assumed by the Company in connection with the Transaction.

         SCA shall be entitled to receive a Transaction Fee hereunder in connection with any Transaction consummated either (i) during the term of SCA's engagement hereunder, regardless of whether the party or parties to the Transaction were identified by SCA, or (ii) at any time during a period of six months after the effective date of termination or expiration of SCA's engagement hereunder if the Transaction involves a party or parties introduced to the Company by SCA.

         In addition to the Transaction Fee, the Company agrees to reimburse SCA from time to time, upon submission to the Company of appropriate supporting documentation, for SCA's reasonable out-of-pocket expenses payable to third parties incurred in connection with SCA's services hereunder; provided, however, that SCA shall not employ or retain third party professionals in connection with the engagement without the prior written consent of the Company.

         It is understood that SCA is being engaged hereunder to provide the services described above by, and that SCA is providing such services to, the Company on a non-exclusive basis.

         The Company agrees to the indemnification and other agreements set forth in the Indemnification Agreement attached hereto, the provisions of which are incorporated herein by reference and shall survive the termination or expiration of this letter agreement.

         SCA's services hereunder may be terminated by the Company at any time, upon written notice to SCA, from and after the date upon which any person or entity other than Trefoil Capital Investors, L.P. ("Trefoil") or any person or entity who or which is currently a partner of Trefoil, shall acquire, directly or indirectly in one or more transactions, securities of the Company representing 20% or more of the total voting power of the Company's securities entitled to vote generally in elections of directors and on other matters submitted to the Company's shareholders for their approval; provided, however, that provisions of this letter agreement relating to the payment of the Transaction Fees, the reimbursement of expenses, and indemnification shall survive any such termination.

         Please confirm that the foregoing sets forth our understanding by signing and returning to SCA the enclosed duplicate copy of this letter.


                              Sincerely,

                              SHAMROCK CAPITAL ADVISORS, INC.


                              By:  /s/ Robert G. Moskowitz
                                   ----------------------------------
                                   Name:   Robert G. Moskowitz
                                   Title:  Managing Director


Acknowledged and agreed to as of the date set forth above:

L.A. GEAR, INC.

By:    /s/ Thomas F. Larkins
    ----------------------------
    Name:  Thomas F. Larkins
    Title: Senior Vice President and
           and Chief Administrative Officer



                    Indemnification Agreement

         As part of the consideration for the agreement of Shamrock Capital Advisors, Inc., a Delaware corporation ("SCA"), to furnish its services, L.A. Gear, Inc., a California corporation (the "Company"), agrees to indemnify and hold harmless SCA and its affiliates and the respective partners, officers, directors, employees and agents of, and persons controlling, SCA or any of its affiliates within the meaning of either Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended, and each of their respective successors and assigns (collectively, the "indemnified persons") from and against all claims, liabilities, expenses, losses or damages (or actions in respect thereof) related to or arising out of actions taken (or omitted to be taken) by SCA pursuant to the terms of the letter agreement, dated as of June 1, 1996, between SCA on the one hand and the Company on the other (the "Letter Agreement"), or SCA's role in connection therewith; provided, however, that the Company shall not be responsible for any claims, liabilities, expenses, losses and damages to the extent that it is finally judicially determined that they result primarily from actions taken or omitted to be taken by SCA in bad faith or due to SCA's gross negligence or willful misconduct. If for any reason (other than the bad faith, gross negligence or willful misconduct of SCA as provided above) the foregoing indemnity is unavailable to SCA or insufficient to hold SCA harmless, then the Company shall contribute to the amount paid or payable by SCA as a result of such claim, liability, expense, loss or damage in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and SCA on the other but also the relative fault of the Company and SCA, as well as any relevant equitable considerations, subject to the limitations that in any such event SCA's aggregate contribution to all losses, claims, expenses, liabilities and damages shall not exceed the amount of fees actually received by SCA pursuant to the Letter Agreement. Promptly after receipt by SCA of notice of any complaint or the commencement of any action or proceeding with respect to which indemnification may be sought against the Company, SCA will notify the Company in writing of the receipt or commencement thereof, but failure to notify the Company will relieve the Company from any liability which it may have hereunder only if, and to the extent that, such failure results in the forfeiture of substantial rights and defenses, and will not in any event relieve the Company from any other obligation to any indemnified person other than under this indemnification agreement. The Company shall assume the defense of such action (including payment of fees and disbursements of counsel) insofar as such action shall relate to any alleged liability in respect of which indemnity may be sought against the Company. SCA shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and disbursements of such counsel shall be at the expense of SCA unless employment of such counsel has been specifically authorized by the Company in writing. The Company shall pay the fees and expenses of one separate counsel for SCA and any other indemnified persons if the named parties to any such action (including any impleaded parties) include the Company (or any of the directors of the Company) and SCA and (i) in the good faith judgment of SCA the use of joint counsel would present such counsel with an actual or potential conflict of interest or (ii) SCA shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Company (or the director(s)). The Company shall not be liable to indemnify any person for any settlement of any claim or action effected without the Company's written consent, which consent shall not be unreasonably withheld. In addition, the Company agrees to reimburse SCA and each other indemnified person for all expenses (including reasonable fees and disbursements of counsel if the Company does not assume the defense of such action) as they are incurred by SCA, or any indemnified person in connection with investigating, preparing or defending any such action or claim. SCA shall have no liability to the Company or any other person in connection with the services which they render pursuant to the Letter Agreement, except for SCA's bad faith, gross negligence or willful misconduct judicially determined as aforesaid. The indemnification, contribution and expense reimbursement obligation the Company has under this paragraph shall be in addition to any liability the Company may otherwise have.